Exhibit 99.1

2Q21 Earnings Release

August 30th, 2021

investors.stone.co

StoneCo Reports Second Quarter of 2021 Financial Results

George Town, Grand Cayman, August 30, 2021 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empowers merchants to conduct commerce seamlessly across multiple channels, today reports its financial results for its second quarter ended June 30, 2021.

“Dear Shareholders,

Despite strong underlying growth in our core business and evolution of our strategic roadmap, we had some mixed results this quarter primarily driven by a challenging short-term scenario in our credit product, which was strongly affected by industry problems with the credit receivables registry system and the resulting actions we took to address them, which we discussed in our August 25, 2021 press release (New Dynamics of Registration of Receivables in Brazil).

Our core business is very strong. During the quarter we accelerated the growth of our SMB business, reaching over 1 million SMB clients and growing SMB TPV by 104% year over year. This accelerating growth was achieved with healthy unit economics, with TPV per client and revenue per client excluding credit both increasing quarter over quarter. Our TON product has moved from being an experiment and optionality to becoming a proven and high growth solution that added over 140,000 new clients in the quarter. Also, the engagement of our SMB clients within our digital banking platform showed a significant improvement in the quarter, with prepaid card TPV, banking money-in and money-out volumes, and total banking accounts balance all growing between 4 and 5.5 times. Overall, our consolidated Total Revenue and Income increased by 68% year over year when we exclude credit revenues.

Our credit business remains in the early stages and we made some mistakes in our execution, especially not foreseeing how the malfunctioning of the registry system could harm our business. So we decided to take a cautious approach and implemented some prudent actions, like temporarily stopping the disbursement of credit and increasing coverage for potential future losses, which impacted our reported results for the quarter. While conservative, we think this was the best course of action to try to deal with the issue head-on. We will wait for the system to be fixed, all parties to begin playing by the same rules and turnaround our execution before resuming our operations, which we think could take three to six months. We have learned a lot in the past two years of building our credit product and we remain very excited about the long-term opportunity and the material benefits to our clients.

Also, we closed the acquisition of Linx on July 1st, when we started managing the company. We remain very excited with the opportunity to integrate software, payments and financial solutions. We see Linx as a rare asset built over decades with very sticky client relationships and high switching costs. Linx has an unparalleled level of data from retailers that is very granular for each vertical, which we think we can use more aggressively to identify great cross-sell or up-sell opportunities. We see a number of avenues to create value with Linx and are focused on executing on the combination of the businesses.

We have continued to make sizeable investments in the growth of our business focused on areas such as technology, distribution and customer service operation. We believe that the incredible learnings from this quarter will take us to a new phase of our business. We are even more convinced of the opportunities ahead and we keep our devotion to making our clients happy and to the evolution of our team.”

Thiago Piau, CEO

Operating and Financial Highlights 2Q21

Total Payment Volume (TPV) R$ 60.4[1] BN Up 58.6% year over year, or R$58.6 billion excluding Coronavoucher, an increase of 62.7% year over year [1]

Take Rate

0.91%

Impacted by R$397.2 million negative revenue contribution from credit product, mainly due to higher provision for losses.

Excluding credit, take rate was 1.57%, + 7bps[2] year over year

Take Rate ex-Coronavoucher was 0.94%

Total Revenue and Income

R$613.4 MM

A decrease of 8.1% year over year, explained by R$397.2 million negative revenue contribution from credit, mainly due to adjustments in credit fair value and significantly lower credit disbursements. Total Revenue and Income excluding our credit product[2] grew 68% year over year.

SMB Net Addition of Clients 188,000[3] leading to an SMB Active Client base of 1.05 million[2]. [1]

Adjusted Net Income R$ (150.5) MM Impacted by credit fair value adjustments, lower credit disbursement, strong investments in the operation and higher financial expenses	Adjusted EPS (diluted) R$ (0.47) per share Compared with R$0.54 in the prior year-period

Net Income R$ 526.0 MM With R$715.0 million post-tax contribution from mark-to-market from our investment in Banco Inter.	EPS (basic) R$ 1.72 per share Compared with R$0.46 in the prior year-period.

1 From 1Q21 onwards, reported TPV figures consider all volumes processed and settled by StoneCo. As a result, from 1Q21 onwards we have included volumes processed by Pagar.me PSP with acquirers other than Stone. This change added R$157 million to total TPV in the quarter, implying a 58.2% growth excluding those volumes, or 62.3% ex-Coronavoucher.

2 Comparison excluding revenue from credit product both from 2Q20 and 2Q21.

3 From 1Q21 onwards, reported Active Client Base includes clients from our PSP solution which were not previously included in our reported numbers. Please refer to the reconciliation of historical numbers from previous and current metric in our 1Q21 earnings release.

2Q21 Operational and Strategic Evolution

SMB Financial Operating Platform

The fundamentals of our SMB business remain very strong, with accelerating TPV growth and record net addition of clients in the quarter. Our SMB business grew TPV by 104% in the second quarter of 2021 and considering a two-year CAGR to normalize for the effects of COVID-19 in overall volumes in 2020, TPV growth accelerated to 48% in the quarter, compared with 42% in the first quarter of 2021. In July, we saw volumes accelerating even further, with a 2-year CAGR of 58%.

Chart 1: SMB TPV (R$bn)[	Chart 2: SMB TPV 2-year CAGR[

We also continue to see a strong increase in the SMB active client base. Total number of SMB payment clients increased from 857,800 to 1.05 million, with accelerating net addition of clients, which increased from 138,000 in the first quarter of 2021 to a historical record of 188,000 this quarter.

Chart 3: SMB Acquiring Clients and Net Adds ('000)

The increase in the SMB client base resulted from 140,000 net adds from TON product and 47,300 from Stone and Pagar.me SMB products5. We saw acceleration in the growth of TON's client base, reaching 330,300 clients in the second quarter of 2021, compared with 190,300 in the previous quarter, with net adds increasing by 83% quarter over quarter. At the same time, Stone and Pagar.me SMB clients reached 717,600, compared with 670,300 for the first quarter of 2021, or a client net addition of 47,300. This figure was lower than the 62,400 client net addition reported in the first quarter of 2021 mainly because we are seeking to maximize unit economics of clients based on their profile and size while offering solutions that are best suited for each clients’ need. These guidelines resulted in better unit economics for both Stone and TON, with higher TPV and revenue per new client, as we moved the lower TPV clients’ demand from Stone product to TON product, while the hub operations targeted larger SMBs.

4 Data from Abecs.

5 Total net addition of clients may not add up due to differences in client overlaps within quarters.

Beyond payments, we have continued to grow the number of clients with our banking solutions. The number of active clients in banking increased 43% quarter over quarter, from 237,400 in the first quarter of 2021 to 340,100 in the second quarter, with activation increasing sequentially. Also, the number of clients settling their sales directly in their Stone account reached 272,6006, compared with 188,400 in the previous quarter. In TON and Pagar.me, all clients settle sales in the digital account.

Clients also continue to engage with different types of money-in and money-out transactions. Banking money-in volumes7, which do not include our acquiring TPV, grew by 4.4x year over year or almost 2x quarter over quarter to reach R$4.9 billion. Total accounts balance reached R$862.0 million, or 3.8x year over year. Banking money-out volumes8 grew 5.5x year over year to reach R$14.6 billion, while prepaid card TPV grew 4.4x over the same period to R$293.7 million.

6 Considers clients liquidating in our Stone Digital Banking account regardless of which acquirer is being used.

7 Includes Pix In, wiretransfers, boleto issuance and TPV from other acquirers.

8 Includes Pix Out, wiretransfers, bill payments, boletos paid, withdrawals, recharge and others.

Credit

Despite the strong evolution in our core SMB business, we are currently facing challenges in our credit operation, mainly as a result of higher levels of NPLs and lower expectations regarding recovery of non-performing clients. Although we recognize that our underwriting capabilities and collection process still have to evolve given the early stage of our credit solution, we believe that the malfunctioning of the providers of registry of receivables services has played an important role in the poorer-than-expected results, as it has enabled merchants to shift transactions to other acquiring services that in practice by-passed the collateral guarantees they had given to us. The demand from merchants, especially those more affected by lockdowns, to by-pass the “lock” of receivables met the supply of temporary alternatives by opportunistic acquirers and sub-acquirers in the market.

Given this scenario, we took a cautious approach regarding new disbursements and increased coverage for potential losses. We decided to:

(i) temporarily stop disbursing credit: disbursements in the second quarter of 2021 were R$376.2 million vs. R$752.7 million in the first quarter of 2021, with R$59.8 million disbursed in June 2021 and R$0.8 million in July (representing disbursements to test the registry system);

(ii) make a significant downward adjustment in the fair value of our portfolio, which increases coverage for potential losses, as we perceived a potential deterioration in the quality of the guarantees; and

(iii) adapt the way we report credit metrics, so we can be closer to market standards and facilitate the understanding of our credit business by investors.

In addition, we also decided to change the accounting method of our credit portfolio for the new contracts originated from the third quarter of 2021 onwards, to provide better transparency, by moving from a fair value method to an accrual basis method. Per IFRS 9 rules, this change will only affect new credit operations, so our legacy portfolio (through June 30, 2021) will continue to be accounted for using the fair value method.

Also, we have changed the definition of our managerial portfolio to make it closer to market standards definition: (i) we stopped accrual of outstanding balances with over 60 days without reducing principal (this was already done in the fair value calculation, but not in the calculation of the portfolio outstanding) - this change decreases the portfolio balance in R$98.5 million vs. old method; (ii) we are now considering the outstanding balance of clients not paying us for 8 weeks or more, whereas in the old method we considered only the recovery value of those balances (fair value) - this change increases the portfolio balance in R$388.4 million vs. old method.

Lower disbursements led our portfolio, already under the new methodology, to be stable quarter over quarter, at R$1,998 million.

From the total outstanding balance of R$1,998mm, 35.0% (or R$ 699.4 million) was concentrated in loans from clients that have not been able to amortize principal for 60 days regardless of any interest payments made during the period. When we further break down the number, R$373.1 million (or 18.7%) of the portfolio was concentrated in clients who haven’t been able to pay neither interest nor principal during the last 60 days, as presented below:

After the fair value adjustment mentioned above, we have recognized an accumulated amount of approximately R$780.8 million of provisions for losses related to our current outstanding balance (approximately 39% of total balance).

We look at NPLs as loans without reducing principal for 60 days or more, and we define this outstanding balance as “non-performing”. Under this metric, the coverage ratio9 is currently at 112%. If we look at NPLs as loans without any payment (either principal or interest) for 60 days or more, our coverage ratio is currently 209%.

We have experienced an impressive amount of learnings that we will use as fuel to boost the construction of what we envision as being a much better credit solution aimed at serving merchants better. We are committed to building our credit solution over the long-term and we see a huge opportunity ahead. We will continue to refine our products and capabilities, improve our recovery processes and credit renegotiations, optimize rates and availability of credit, better connect our product experience with our hub strategy, and enhance usage of data.

We intend to resume scaling our credit solutions once we see the new registry system is working properly or we see other risk-appropriate opportunities to pursue. We are looking forward to resuming disbursements to our clients, as credit is important for Brazilian merchants to support their operations, and we will continue to offer this as part of our overall mission to help our small and medium business clients run their operations and grow more effectively. Looking ahead, we will keep working towards our vision for “Stone Capital”: an asset-light model, in which funding and underwriting risk for credit stays with multiple partners that consolidate the credit portfolio in their balance sheet, combined with a credit product that is completely embedded in our solutions and leverages on the strength of our SMB operation and our software capabilities. We believe that, despite the short-term implementation issues, the new card receivables registry system will be transformational for Brazil as it creates the basis for a much bigger market for collateralized credit.

9 Calculated as the ratio between allowance for bad debt and NPL

Software

Our software business (ex-Linx) continues to grow organically. Our pro-forma10 revenue reached R$62.4 million in the quarter, up 3.2x year over year or 52.5% organically. The number of subscribed software clients reached 143,000 compared to 35,000 in the prior-year period.

Linx will start being consolidated into our results in the third quarter of 2021; the combined annualized revenue of our current software business with Linx is approximately R$1.2 billion. Our main priorities with Linx at this moment are: (i) to migrate financial services to Stone Platform and further penetrate our existing products, (ii) invest in technology capabilities to enhance the existing platform, improving client satisfaction and achieve scale in the SMB market, (iii) build the infrastructure and tools to enable merchants to have a multi-channel storefront, selling their products seamlessly across their physical stores, web and mobile, social media, among others; (iv) build a data management architecture that enables us to create new financial and technology products and (v) capture synergies and cost efficiencies.

Despite Linx´s results not yet being consolidated into StoneCo´s results, we have disclosed some preliminary Linx standalone highlights about the second quarter of 2021 in Appendix A to this Earnings Release, in a similar format that Linx used to report as a public company. From the third quarter of 2021 onwards, Linx results will be consolidated with StoneCo's.

Linx second quarter 2021 numbers attached to and referenced by this release are preliminary and subject to changes once we incorporate Linx’s results into Stone’s reporting standards and auditing procedures, which may be different from what Linx did before the closing of the deal.

Key Accounts – Fintech-as-a-service (“FaaS”)

Our key accounts TPV, which includes integrated partners, marketplaces, big online stores and sub-acquirers, grew 12.3% year over year or 16.2% excluding Coronavoucher volumes, continuing to weigh on our overall TPV growth.

Within Key Accounts, we saw different growth dynamics between sub-acquirers, where we have higher volatility in volumes versus clients where relationship is more focused on platform service. The latter includes marketplaces, ecommerce platforms, software companies, big retailers, among others, which use our solution either to create their own financial services offering to their clients or to enable more sophisticated sales experiences.

10 Pro-forma numbers for software are calculated as if StoneCo had acquired 100% stake of the software companies in its portfolio, regardless of the stake acquired. We considered only companies in which we have the option to increase our stake and consolidate in our results. StoneCo has made minority investments in some companies and has not yet exercised option to consolidate them. There is no assurance that StoneCo will exercise its option to consolidate any companies in which it has made a minority investment

While the sub-acquirer group´s TPV, which is composed of approximately 15 sub acquirers and currently represents 71% of key account TPV, grew only 4.0%, the platform clients, which represents 29% of key account TPV, posted a 62.2% TPV growth. This segment, which counts on better unit economics, is the focus of our commercial efforts in key accounts.

Despite being more relevant in TPV, our top 2 largest sub-acquirers represent only approximately 3% of StoneCo revenue net of funding costs (ex-Coronavoucher).

Our attention is currently centered on two fronts: (i) creating and enhancing solutions to help penetrate the Linx client base and (ii) expanding our white label offering to platforms through better integrations and adding new financial solutions, including banking and credit.

Outlook

Given the short-term headwinds in credit with the technical challenges in the implementation of the new registry system, we are suspending our previous Take Rate and Adjusted Net Margin outlooks for 2021. Our outlook regarding active client base of between 1.4 and 1.5 million including TON and approximately 950,000 excluding TON is maintained. We will keep the market updated on new developments.

Operating and Financial Metrics

Table 2: Operating and Financial Metrics [8

Main Operating and Financial Metrics	2Q21	2Q20	Δ	1H21	1H20	Δ
Consolidated Metrics
TPV (R$ billions)	60.4	38.1	58.6%	111.4	75.7	47.1%
Active Payment Clients (ex-TON) (thousands) [11]	766.5	527.1	45.4%	766.5	527.1	45.4%
Period Net Additions (ex-TON) (thousands) [11]	44.2	(10.0)	(543.9%)	104.4	41.6	151.2%
TON Active Clients [12]	330.3	35.2	838.5%	330.3	35.2	838.5%
Take Rate	0.91%	1.67%	(0.75 p.p.)	1.24%	1.74%	(0.50 p.p.)
Take Rate ex-credit	1.57%	1.50%	0.08 p.p.	1.57%	1.62%	(0.05 p.p.)
Total Revenue and Income (R$ millions)	613.4	667.4	(8.1%)	1,481.1	1,384.1	7.0%
Total Revenue and Income ex-credit (R$ millions)	1,010.6	602.2	67.8%	1,852.8	1,299.6	42.6%
Adjusted Pre-Tax Income (R$ millions)	(197.7)	199.9	n.m	49.9	433.2	(88.5%)
Adjusted Pre-Tax Income ex-credit (R$ millions) [13]	217.9	137.7	58.3%	452.4	353.5	28.0%
Adjusted Net Income (R$ millions)	(150.5)	150.3	(200.1%)	36.9	312.6	(88.2%)
Adjusted diluted EPS	(0.47)	0.54	(186.3%)	(0.22)	1.12	(119.3%)

Financial Operating System for SMBs[14]
Active Payment Clients (with TON) (thousands)	1,045.8	517.3	102.2%	1,045.8	517.3	102.2%
Period Net Additions (with TON) (thousands)	188.0	2.6	7226.9%	326.0	55.6	486.6%
Digital Active Banking Account (thousands)[15]	340	67	407.5%	340	67	407.5%
Credit Clients (thousands)	114.1	46.6	144.9%	114.1	46.6	144.9%
Take Rate	0.78%	2.34%	1.56%	1.28%	2.26%	(0.98% p.p.)
Take Rate ex-credit	1.79%	2.00%	(0.21 p.p.)	1.79%	2.06%	(0.27 p.p.)
Money In
TPV (R$ billions)	39.3	19.3	103.5%	72.1	41.9	71.8%
Banking Money-In Volumes (R$ billions)	4.9	1.1	340.1%	7.6	1.7	345.9%
Total Accounts Balance (R$ millions)	862.0	226.9	279.9%	862.0	226.9	279.9%
Money Out
Prepaid Card TPV (R$ millions)	293.7	66.6	340.7%	512.5	111.6	359.3%
Banking Money-Out Volumes (R$ billions)	14.6	2.6	450.0%	23.6	4.2	457.2%
Working Capital
Credit Portfolio (R$ millions)[16]	1,997.8	491.1	306.8%	1,997.8	491.1	306.8%

Fintech-as-a-Service
TPV (R$ billions)	21.1	18.8	12.3%	39.3	33.8	16.3%
Active Payment Clients (thousands)	51.7	45.5	13.5%	51.7	45.5	13.5%
Take Rate	0.76%	0.87%	(0.11 p.p.)	0.78%	0.97%	(0.19 p.p.)

Software
Subscribed Clients (thousands)[17]	143	35	308.6%	143	35	308.6%

11 Active clients mean clients that have transacted at least once over the preceding 90 days.

12 For clients of TON, Active Clients mean clients that have transacted with TON or Stone Mais solution at least once over the last 12 months.

13 Adjusted pre-tax numbers ex-credit exclude credit revenue and financial expenses associated with the credit product. However, it does not exclude any other costs and expenses.

14 Includes Stone brick-and-mortar operations, Pagar.me SMB online product and TON, unless otherwise noted

15 Does not include clients from Pagar.me and TON.

16 We have changed the definition of our managerial portfolio to make it closer to market standards definition: (i) we stopped accrual of outstanding balances with over 60 days without reducing principal (this was already done in the fair value calculation, but not in the calculation of the portfolio outstanding) - this change decreases the portfolio balance vs. old method; (ii) we are now considering the outstanding balance of distressed clients, whereas in the old method we considered only the recovery value of those balances - this change increases the  portfolio balance vs. old method. Our portfolio as of Jun/21 calculated in the previous methodology was R$1,707.9mm.

17 Excludes RaioX (reconciliation) and Collact (CRM/Loyalty).

][9][10][11] [12][13][14]

Active payments client base

In the second quarter of 2021, we reached an active client base of 766,50018 (excluding TON), or a 45.4% growth year over year. This represents a net addition of 44,200 clients in the quarter, lower than the 60,200 reported in the first quarter of 2021 mainly due to a better allocation of clients between the Stone and TON brands, aiming at maximizing unit economics while providing them with the solution that best fits their specific needs. These guidelines resulted in better unit economics for both Stone and TON, with higher TPV and revenue per new client, as we moved the lower TPV clients’ demand from Stone product to TON product, while the hub operations targeted larger SMBs. The net addition of 44,200 clients includes 47,300 from our SMB business (ex-TON), while our key accounts business presented a net reduction of 2,700 clients in the quarter.

Client base in TON19 reached 330,300 clients in the second quarter of 2021, growing 74% quarter over quarter, and accelerating from the 67% growth showed in the first quarter of 2021. This also represents an acceleration in the net addition of clients to 140,000 new customers in the quarter, compared with 76,600 in the previous one.

As a result, our SMB client base including TON surpassed the 1 million mark, reaching 1.05 million in the quarter.

We are monitoring closely the global microchip crisis and its evolution. Although we do not foresee impacts to our ability to grow, if the situation gets worse the industry could face some POS shortages.

In that sense and looking to empower merchants, we have just launched TapTon, a new solution that enables merchants to accept credit and debit card transactions directly through their cell phones, with no need of a POS device.

18 Excludes TON clients.

19 For clients of TON, Active Clients mean clients that have transacted with TON or Stone Mais solution at least once over the last 12 months.

Take Rate

Our reported Take Rate was 0.91% in the second quarter of 2021, 71bps lower than the first quarter of 2021 and 75bps lower compared with the second quarter of 2020. Excluding Coronavoucher, take rate was 0.94%, a reduction of 69bps quarter over quarter and 80bps year over year. This significantly lower take rate was mainly a result of the R$397.2 million negative impact from our credit solution to our revenues, which had a negative impact of 66bps in our take rate in the quarter. Excluding revenues from credit, our consolidated Take Rate was 1.57% in the second quarter of 2021, compared with 1.50% in the second quarter of 2020. In SMBs, Take Rate excluding credit was 1.79%, compared with 2.00% in the second quarter of 2020.

TPV

Total Payment Volume (TPV) was R$60.421 billion, up 58.6% year over year in the second quarter of 2021. Excluding Coronavoucher volumes, which amounted to R$1.8 billion in the quarter, TPV grew 62.7% year over year.

20 According to IFRS 15, subscription revenue is accounted for over the expected life of merchants on a linear basis. As part of the annual assessment of assumptions for linearization of subscription revenue, life of merchants was revised upwards in 3Q19, contributing positively 3 bps to 3Q19 take rate of 1.91% compared with 2Q19.

21 From 1Q21 onwards, reported TPV figures consider all volumes processed and settled by StoneCo. As a result, from 1Q21 onwards we have included volumes processed by Pagar.me PSP with acquirers other than Stone. This change added R$157 million to total TPV in the quarter, implying a 58.2% growth excluding those volumes, or 62.3% ex-Coronavoucher.

Table 3: Quarterly Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	2Q21	% Rev.	2Q20	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	359.2	58.6%	227.5	34.1%	57.9%	24.5 p.p.
Net revenue from subscription services and equipment rental	152.9	24.9%	80.4	12.1%	90.1%	12.9 p.p.
Financial income	40.0	6.5%	326.6	48.9%	(87.7%)	(42.4 p.p.)
Other financial income	61.3	10.0%	32.9	4.9%	86.6%	5.1 p.p.
Total revenue and income	613.4	100.0%	667.4	100.0%	(8.1%)	0.0 p.p.
Cost of services	(302.4)	(49.3%)	(198.7)	(29.8%)	52.2%	(19.5 p.p.)
Administrative expenses	(121.8)	(19.9%)	(89.9)	(13.5%)	35.5%	(6.4 p.p.)
Selling expenses	(223.2)	(36.4%)	(114.7)	(17.2%)	94.6%	(19.2 p.p.)
Financial expenses, net	(157.6)	(25.7%)	(62.6)	(9.4%)	151.8%	(16.3 p.p.)
Other income (expenses), net	777.0	126.7%	(40.1)	(6.0%)	n.m	132.7 p.p.
Loss on investment in associates	(2.8)	(0.5%)	(1.5)	(0.2%)	82.7%	(0.2 p.p.)
Profit before income taxes	582.6	95.0%	159.8	24.0%	264.5%	71.0 p.p.
Income tax and social contribution	(56.6)	(9.2%)	(36.2)	(5.4%)	56.2%	(3.8 p.p.)
Net income for the period	526.0	85.7%	123.6	18.5%	325.6%	67.2 p.p.

Adjusted Net Income	(150.5)	(24.5%)	150.3	22.5%	n.m	(47.1 p.p.)

Table 4: Accumulated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	1H21	% Rev.	1H20	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	677.5	45.7%	454.8	32.9%	49.0%	12.9 p.p.
Net revenue from subscription services and equipment rental	292.8	19.8%	173.6	12.5%	68.7%	7.2 p.p.
Financial income	408.8	27.6%	685.9	49.6%	(40.4%)	(22.0 p.p.)
Other financial income	102.0	6.9%	69.9	5.0%	45.9%	1.8 p.p.
Total revenue and income	1,481.1	100.0%	1,384.1	100.0%	7.0%	0.0 p.p.
Cost of services	(542.1)	(36.6%)	(348.7)	(25.2%)	55.5%	(11.4 p.p.)
Administrative expenses	(239.5)	(16.2%)	(163.9)	(11.8%)	46.1%	(4.3 p.p.)
Selling expenses	(385.9)	(26.1%)	(226.5)	(16.4%)	70.4%	(9.7 p.p.)
Financial expenses, net	(250.1)	(16.9%)	(211.0)	(15.2%)	18.6%	(1.6 p.p.)
Other income (expenses), net	735.5	49.7%	(43.6)	(3.1%)	n.m	52.8 p.p.
Loss on investment in associates	(6.4)	(0.4%)	(2.8)	(0.2%)	127.8%	(0.2 p.p.)
Profit before income taxes	792.6	53.5%	387.8	28.0%	104.4%	25.5 p.p.
Income tax and social contribution	(108.3)	(7.3%)	(105.5)	(7.6%)	2.6%	0.3 p.p.
Net income for the period	684.3	46.2%	282.2	20.4%	142.5%	25.8 p.p.

Adjusted Net Income	36.9	2.5%	312.6	22.6%	(88.2%)	(20.1 p.p.)

Total Revenue and Income

Total Revenue and Income in the second quarter of 2021 was R$613.4 million, a decrease of 8.1% from R$667.4 million in the second quarter of 2020. Excluding Other Financial Income, which is mainly comprised of interest on cash, Total Revenue and Income decreased 13.0% to R$552.1 million.

The decrease was driven primarily by lower revenue from our credit business, as previously explained. The negative impact from our credit solution to our revenues amounted to R$397.2 million, which significantly reduced our take rate. However, our TPV grew strongly, at 58.6% year over year, positively contributing to our Total Revenue and Income.

Apart from the effect from credit, our SMB revenues grew strongly. In key accounts, we did not see much change in revenues.

Overall, Total Revenue and Income excluding credit solution was R$1,010.6 million, a 68% growth year over year.

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$359.2 million in the second quarter of 2021, an increase of 57.9%, compared with the second quarter of 2020. This increase was mostly due to the 58.6% growth in TPV year over year.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$152.9 million in the second quarter of 2021, 90.1% higher than the second quarter of 2020. This increase was primarily due to a higher active client base combined with contribution from our software solutions and partially offset by lower POS average subscription per client, which is mainly a result of additional new-client subscription incentives.

Financial Income

Financial Income in the second quarter of 2021 was R$40.0 million, a decrease of 87.7% year over year. This decrease was due to the R$397.2 million negative contribution from our credit solution, mainly as a result of a significant fair value adjustment and lower disbursements. Our prepayment business continues to grow strongly. Excluding revenues from credit product, our Financial Income grew by 67.2% year over year.

Revenue from our credit solution is currently accounted for at fair value and factors in expected delinquency and recovery rates. From July onwards, all new disbursements will be accounted for under the accrual methodology.

Other Financial Income

Other Financial Income was R$61.3 million in the second quarter of 2021, compared with R$32.9 million for the second quarter of 2020. This increase was mainly due to (i) the Company’s higher cash balance position, mainly as a result of the follow-on offering in August 2020 amounting to USD1.5 billion, used to fund the transaction with Linx concluded in July 2021, and (ii) the higher base rate in the country year over year.

Costs and Expenses

Operating Costs and Expenses as a percentage of Total Revenue and Income were 105.5%, higher than previous quarters, with strong impact from the deleverage effect from our credit revenue, which reduced our Total Revenue and Income in R$397.2 million in the quarter.

Our credit product was responsible for a strong decrease in pre-tax margins year over year. In parallel, we continued to invest in the growth of our operations. We increased our salesforce headcount by 98% and our operations personnel, which includes our customer support and logistic teams, by 88% year over year, as we continue to expand our hub model. Our investments in marketing were 231% higher year over year as we continue to allocate capital in the growth of the TON product. We also increased our technology headcount by 91% over the same period to support the evolution of our business and solutions. Finally, we continued to invest in new solutions, including banking, software, TON, as well as our registry of receivables platform, TAG.

22 Includes Cost of Services, Administrative Expenses and Selling Expenses as a percentage of Total Revenue and Income. Quarterly unaudited data.

Cost of Services

Cost of Services were R$302.4 million, 52.2% higher year over year. This increase was mainly due to (i) higher investments in our technology and customer support teams, (ii) higher investment in TAG, as the registry of receivables regulation became effective and (iii) higher D&A costs, mainly in TON, in line with the strong increase of our client base.

Compared with the first quarter of 2021, Cost of Services increased 26.2%, mainly because of the same reasons explained above, in addition to (iv) higher provisions and losses.

Administrative Expenses

Administrative Expenses were R$121.8 million, 35.5% higher year over year mainly explained by (i) higher third-party services, mainly expenses with software services (ii) higher D&A expenses, especially due to amortization of fair value adjustment on intangibles related to acquisitions, (iii) higher facilities expenses and (iv) higher travel expenses. Compared with the first quarter of 2021, Administrative Expenses were 3.6% higher.

Selling Expenses

Selling Expenses were R$223.2 million in the quarter, an increase of 94.6% year over year, mostly as a result of (i) higher marketing investments, mainly in TON and (ii) investments in hiring of salespeople related to hubs expansion.

Compared with the first quarter of 2021, Selling Expenses increased 37.1%, mostly due to the same reasons explained above.

Financial Expenses, Net

Financial Expenses, Net were R$157.6 million, 151.8% higher compared with the second quarter of 2020, mainly because of (i) higher outstanding volumes of prepayment and credit and (ii) increased cost of funds, mostly due to the higher base rate in the country.

Compared with the previous quarter, Financial Expenses, net was 70.4% higher, mainly explained by higher cost of funds as a result of the higher base rate in the country.

Other Income (Expenses), Net

Other Income (Expenses), Net was R$777.0 million in the second quarter of 2021, mainly related to R$841.2 million in mark-to-market gain on the investment in Inter in the quarter. Excluding this effect, Other Income (Expenses), net was -R$64.2 million, 60.2% higher year over year, mostly explained by (i) share-based compensation expenses, (ii) fees paid to investment banks regarding the USD500 million bond issuance in June; partially offset by (iii) R$20.1 million in dividends from Linx.

Compared with the first quarter of 2021, Other Expenses, net , excluding the mark-to-market effect from the investment in Inter, were R$22.7 million higher, mostly because of share-based compensation expenses, mainly related to the tax and social charges provisions in relation to the STNE stock appreciation in the quarter, higher income taxes and new grants of share-based compensation.

Profit (Loss) Before Income Taxes

Profit Before Income Taxes was R$582.6 million as a result of the R$841.2 million pre-tax effect from mark-to-market from our investment in Inter. Excluding this effect, Loss Before Income Taxes was R$258.6 million, compared with R$159.8 million of Profit Before Income Taxes in the prior year-period. This loss was mainly explained by the R$397.2 million negative impact from credit in our Total Revenue and Income. Higher financial expenses and investments in our operation also affected our pre-tax income in the quarter.

Compared with the first quarter of 2021, pre-tax income excluding the mark-to-market effect from Banco Inter was significantly lower, reflecting the same factors as for the year over year comparison just mentioned.

Income Tax and Social Contribution

During the second quarter of 2021, the Company incurred in R$56.6 million in Income Tax and Social Contribution, an effective tax rate of 9.7%, compared with an effective tax rate of 22.7% and 24.6% in the second quarter of 2020 and first quarter of 2021, respectively. This lower tax rate is a result of reporting a pre-tax loss in its Income Statement when excluding the mark-to-market gain from the investment in Banco Inter.

Net Income (Loss) and EPS

Adjusted Net Loss was R$150.5 million in the second quarter of 2021, compared with R$150.3 million of Adjusted Net Income in the second quarter of 2020.

Net Income in the second quarter of 2021 was R$526.0 million, compared with R$123.6 million in the second quarter of 2020. This increase was mainly due to the positive post-tax mark-to-market effect from our investment in Banco Inter of R$715.0 million. Excluding this effect, the variation was mainly explained by the same factors mentioned above for the variation in Profit Before Income Taxes.

Adjusted diluted EPS for the Company was a negative R$0.47 per share in the second quarter of 2021, compared with a positive R$0.54 per share in the second quarter of 2020, mostly explained by the lower Adjusted Net Income resulting from the R$397.2 million negative impact from our credit operation. GAAP basic EPS was R$1.72 per share, compared with R$0.46 in the prior year-period. This difference was due to the R$715.0 million post-tax mark-to-market effect on Net Income from the investment in Banco Inter.

Table 5: Adjusted Net Income Reconciliation (Quarter)

Net Income Bridge (R$mm)	2Q21	% Rev.	2Q20	% Rev.	Δ %	Δ p.p.
Net income for the period	526.0	85.7%	123.6	18.5%	325.6%	67.2 p.p.
Share-based compensation expenses (a)	46.4	7.6%	37.8	5.7%	22.7%	1.9 p.p.
Amortization of fair value adjustment (b)	8.8	1.4%	3.4	0.5%	154.9%	0.9 p.p.
Gain on previously held interest in associate (c)	(12.0)	(2.0%)	(3.0)	(0.4%)	301.3%	(1.5 p.p.)
Mark-to-market and Cost of Funds related to the investment in Banco Inter	(836.2)	(136.3%)	0.0	0.0%	n.a.	(136.3 p.p.)
Other expenses (d)	12.7	2.1%	1.7	0.3%	638.6%	1.8 p.p.
Tax effect on adjustments	103.8	16.9%	(13.3)	(2.0%)	n.m	18.9 p.p.
Adjusted net income	(150.5)	(24.5%)	150.3	22.5%	n.m	(47.1 p.p.)

GAAP basic EPS (e)	1.72	n.a.	0.46	n.a.	276.3%	n.a.
Adjusted diluted EPS (f)	(0.47)	n.a.	0.54	n.a.	n.m	n.a.
Basic Number of shares	308.2	n.a.	277.4	n.a.	11.1%	n.a.
Diluted Number of shares	314.5	n.a.	282.0	n.a.	11.5%	n.a.

Table 6: Adjusted Net Income Reconciliation (Accumulated)

Net Income Bridge (R$mm)	1H21	% Rev.	1H20	% Rev.	Δ %	Δ p.p.
Net income for the period	684.3	46.2%	282.2	20.4%	142.5%	25.8 p.p.
Share-based compensation expenses (a)	67.1	4.5%	39.9	2.9%	68.2%	1.6 p.p.
Amortization of fair value adjustment (b)	15.7	1.1%	6.9	0.5%	128.6%	0.6 p.p.
Gain on previously held interest in associate (c)	(12.0)	(0.8%)	(3.0)	(0.2%)	301.3%	(0.6 p.p.)
Mark-to-market and Cost of Funds related to the investment in Banco Inter	(836.2)	(56.5%)	0.0	0.0%	n.a.	(56.5 p.p.)
Other expenses (d)	22.7	1.5%	1.7	0.1%	1222.2%	1.4 p.p.
Tax effect on adjustments	95.3	6.4%	(15.1)	(1.1%)	n.m	7.5 p.p.
Adjusted net income	36.9	2.5%	312.6	22.6%	(88.2%)	(20.1 p.p.)

GAAP basic EPS (e)	2.23	n.a.	1.03	n.a.	116.3%	n.a.
Adjusted diluted EPS (f)	(0.22)	n.a.	1.12	n.a.	n.m	n.a.
Basic Number of shares	308.9	n.a.	277.4	n.a.	11.3%	n.a.
Diluted Number of shares	314.7	n.a.	281.9	n.a.	11.6%	n.a.

(a) Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation.

(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relates to the EdB and Equals acquisitions.

(c) Consists of the gain on re-measurement of our previously held equity interest in Linked (2Q20) and Vhsys (2Q21) to fair value upon the date control was acquired.

(d) Consists of the fair value adjustment related to associates call option, M&A and Bond Issuance expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies and dividends from Linx.

(e) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 17 of our Interim Condensed Consolidated Financial Statements, June 30th, 2021.

(f) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Cash Flow

Because of the nature of the prepayment and credit businesses, the dynamics of the sale of receivables and the dynamics of the sale of credit outstanding balance to third-party investors, StoneCo management looks at Adjusted Net Cash Provided by/ (Used in) Operating Activities and Adjusted Net Cash Provided by/ (Used in) Financing Activities, both non-IFRS metrics. These metrics consist of transferring the following four working capital items23 from our operating cash flow to our financing cash flow: (i) changes in Accounts Payable to Clients; (ii) changes in Accounts Receivables from Card Issuers; (iii) Interest Income Received, Net of Costs24, which is shown separately in our Cash Flow Statement but is directly linked to the funding of our prepayment operation and (iv) Loans Designated at FVPL related to our credit operation (see Appendix "Notes on Cash Flows" in our 2020 Earnings Release for further details).

The table below is a summarized version of our Statement of Cash Flows and Adjusted Free Cash Flow (a non-IFRS metric), along with a reconciliation of these metrics with our managerial (non-IFRS) view of them, as well as reconciliation of Adjusted Net Cash Provided by/ (Used in) Operating Activities and Adjusted Net Cash Provided by/ (Used in) Financing Activities to Net Cash Provided by/ (Used in) Operating Activities and Net Cash Provided by/ (Used in) Financing Activities.

Table 7: Summarized Statement of Cash Flows and Free Cash Flow

Summarized Statement of Cash Flows (R$mm)	2Q21			2Q20
	IFRS	(+) Adjustments	Managerial (Non-IFRS)	IFRS	(+) Adjustments	Managerial (Non-IFRS)
Net Income	526.0		526.0	123.6		123.6
(+) Adjustments to Net Income	(203.3)		(203.3)	137.0		137.0
(+) Working capital adjustments	999.5	(1,474.9)	(475.4)	860.7	(868.6)	(7.9)
(+) AR, AP, interest income received, net of costs (a)	911.3	(911.3)	0.0	1,067.1	(1,067.1)	0.0
(+) Changes in Loans Designated at FVPL	563.6	(563.6)	0.0	(198.5)	198.5	0.0
(+) Other working capital changes	(475.4)		(475.4)	(7.9)		(7.9)
(=) Cash provided by (used in) operating activities	1,322.2		(152.7)	1,121.3		252.7

(-) Capex (b)	(224.5)		(224.5)	(111.3)		(111.3)
(+) Other investing activities	1,088.2		1,088.2	1,553.9		1,553.9
(=) Cash provided by (used in) investing activities	863.7		863.7	1,442.6		1,442.6

(+) Debt/FIDC issuance (repayment)	2,541.3		2,541.3	(1,274.3)		(1,274.3)
(+) Working capital related to credit operation		563.6	563.6		(198.5)	(198.5)
(+) Working capital related to AR/AP		911.3	911.3		1,067.1	1,067.1
(+) Capital events (c)	(758.0)		(758.0)	(29.0)		(29.0)
(=) Cash provided by (used in) financing activities	1,783.3		3,258.2	(1,303.3)		(434.7)

(+) Effect of foreign exchange on cash and cash equivalents	39.9		39.9	(2.4)		(2.4)
(=) Change in cash and cash equivalents	4,009.2		4,009.2	1,258.2		1,258.2

Free Cash Flow (R$mm)	2Q21			2Q20
Cash provided by (used in) operating activities	1,322.2	(1,474.9)	(152.7)	1,121.3	(868.6)	252.7
(-) Capex (b)	(224.5)		(224.5)	(111.3)		(111.3)
Free Cash Flow	1,097.7		(377.1)	1,010.0		141.4

(a) Includes changes in accounts receivables from card issuers, accounts payable to clients and interest income received, net of costs .

(b) Includes purchase of property and equipment, plus purchases and development of intangibles assets.

(c) Includes capital increase, repurchase of shares, acquisition of non-controlling interest and cash proceeds from non-controlling interest

23 Each “Accounts Payable to Clients” recognized as a liability on our balance sheet is directly linked to an “Accounts Receivable from Card Issuers” recognized as an asset in our balance sheet. The Company receives payment from issuing banks first, and only then pays its clients, thus having no working capital requirement. When a client opts to be paid early (prepayment), the Company has a working capital requirement. However, the Company has the option to sell the receivables related to those payables from card issuers in order to meet such working capital requirements. The combined effect to the cash flow is a positive operational cash flow equivalent to net fees earned by providing such prepayment service. Whenever management opts to fund its prepayment operation with sources other than the sale of its own receivables, Net Cash Provided by/ (Used in) Operating Activities may be affected, as discussed in “Note on the impact of different funding sources for prepayment in the financial statements” in the appendix of our 2020 Earnings Release. However, management does not view such decision as translating into higher or lower ability of our business to generate cash operationally. In addition to prepayment, the Company has started to offer credit solutions to clients. The Company intends to fund its credit operation primarily through third parties (i.e. FIDC and debt), as well as with some own cash. Given the operational nature of our credit business, as in the case of prepayment mentioned above, management does not view related funding decision as translating into higher or lower ability of our business to generate cash operationally.

24 Interest Income Received, Net of Costs, consists of two items: (i) financial income from our prepayment activity, less (ii) financial expenses related to the sale of receivables to commercial banks. The first item has direct influence on the level of Accounts Payable to Clients in our balance sheet; the second item has direct influence on the amount of Accounts Receivables from Card Issuers on our balance sheet.

Adjusted (non-IFRS) Free Cash Flow

The Company defines Adjusted Free Cash Flow25, a non-IFRS metric, as Adjusted net cash provided by (used in) operating activities (non-IFRS), less purchase of property and equipment and purchases and development of intangible assets ("Capex").

The Company reported negative Adjusted Free Cash Flow of R$377.1 million in the second quarter of 2021, compared with a positive R$141.4 million in the second quarter of 2020. The decrease was mainly due to the fair value adjustment in our credit portfolio, which led our revenues from credit to be a negative R$397.2 million. Even though the fair value adjustment is a non-cash metric in the quarter, we are considering it as a subtractor of free cash flow as the changes in the portfolio fair value represent changes in expectations of future cash flows from the credit solution.

As mentioned in the “2Q21 Operational and Strategic Evolution” section, we are adapting the way we report credit metrics, so we can be closer to market standards and facilitate the understanding of our credit business by investors. Also, new contracts originated in our credit portfolio from the third quarter of 2021 onwards will be accounted for on an accrual basis rather than fair value basis.

In that context, from the third quarter of 2021 onwards, we will evolve our concept regarding Adjusted Free Cash Flow metric.

Net Cash Provided by (Used In) Operating Activities

In the second quarter of 2021, Net Cash Provided by Operating Activities was R$1,322.2 million, compared with R$1,121.3 million in the second quarter of 2020, an increase of R$200.9 million. This variation reflects R$138.8 million higher Net Cash Provided by Operating Activities from Working Capital and R$62.1 million higher Net Income adjusted by non-cash events. The positive variation from Working Capital resulted from (i) R$1,051.9 million higher Net Cash Provided by Operating Activities from Accounts Payable to Clients and (ii) R$415.4 million higher Net Cash Provided by Operating Activities from Trade Accounts Receivable and Other Assets, mainly due to credit inflows exceeding amounts disbursed, as we reduced disbursements in face of the challenges with the implementation of the registry of receivables regulation. These factors were partially offset by R$1,262.3 million higher Net Cash Used in Operating Activities from Accounts Receivable from Card Issuers and R$66.3 million Net Cash Used in Operating Activities from other smaller effects.

Adjusting for the effects on table 7 above, our Adjusted (non-IFRS) Net Cash Used in Operating Activities26 was R$152.7 million, compared with Adjusted Net Cash Provided by Operating Activities of R$252.7 million in the second quarter of 2020. The R$405.3 million difference is explained by R$467.5 million higher Net Cash Used in Operating Activities from Working Capital, partially offset by R$62.1 million higher Net Income adjusted by non-cash events. The negative variation from Working Capital is explained by (i) R$346.6 million higher Net Cash Used in Operating Activities from Trade Accounts Receivable and Other Assets, as we exclude the effects from the whole credit fair value from our cash flow from Operations, in line with the Adjusted Free Cash Flow explanation; (ii) R$65.9 million lower Net Cash Provided by Operating Activities from Taxes Payable and (iii) R$54.9 million higher Net Cash Used in Operating Activities from other effects.

25 Adjusted Free Cash Flow is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in our 2020 Earnings Release.

26 Adjusted Net Cash Provided by (Used in) Operating Activities is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in our 2020 Earnings Release.

Net Cash Provided by Investing Activities

Net Cash Provided by Investing Activities was R$863.7 million for the second quarter of 2021, compared with R$1,442.6 million in the second quarter of 2020, a difference of R$578.9 million. This difference was driven by the combination of (i) R$2,480.0 million higher Acquisition of Equity Securities related to our investment in Banco Inter and (ii) R$113.2 million higher capex, partially compensated by (iii) R$1,961.3 million higher Proceeds from Short and Long Term Investments as we converted short-term investments into cash to pay for the Linx acquisition and (iv) R$53.0 million of other smaller effects.

Net Cash Provided by (Used in) Financing Activities

Net Cash Provided by Financing Activities was R$1,783.3 million for the second quarter of 2021, compared with Net Cash Used in Financing Activities of R$1,303,3 million for the second quarter of 2020, a difference of R$3,086.6 million. This difference is mainly explained by R$3,815.6 million higher Proceeds from Borrowings, net of repayments, mainly explained by the Company's USD500 million inaugural dollar bond issuance to fund the investment in Banco Inter, R$1.7 billion in new CCB ("Cédula de Crédito Bancário"), part of which already amortized and R$340 million in FIDC Soma IV issuance to fund the credit operation. This effect was partially offset by R$729.0 million higher outflow related to capital events, mostly due to the repurchase of R$756.7 million in company's own shares in the quarter.

Adjusting for the effects on table 7 above, our Adjusted (non-IFRS) Net Cash Provided by Financing Activities27 was R$3,258.2 million in the second quarter of 2020, compared with Adjusted (non-IFRS) Net Cash Used in Financing Activities of R$434.7 million in the second quarter of 2020, a difference of R$3,692.9 million. This difference is related to the R$3,815.6 million higher Proceeds from Borrowings, net of repayments explained above and R$762.1 million higher impact from our credit operation as we significantly reduced our disbursements amid challenges with the registry of receivables regulation implementation in the market and adjust for the effect of the credit, including fair value, from our Operating Activities Cash Flow to our Financing Activities Cash Flow. These factors were partially offset by R$729.0 million higher outflow related to capital events and R$155.8 million lower inflow from working capital related to our prepayment operation.

27 Adjusted Net Cash Provided by (Used in) Financing Activities is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in our 2020 Earnings Release.

Adjusted Net Cash

Management assesses net liquidity of the Company by Adjusted Net Cash, a non-IFRS metric, consisting of the items detailed in the Table 8 below:

Table 8: Adjusted Net Cash

Adjusted Net Cash (R$mm)	2Q21	4Q20
Cash and cash equivalents	5,872.7	2,447.0
Short-term investments	4,999.6	8,128.1
Accounts receivable from card issuers	16,896.9	16,307.2
Loans designated at FVPL	1,430.1	1,646.7
Derivative financial instrument (b)	29.2	25.0
Adjusted Cash	29,228.4	28,553.9

Accounts payable to clients	(10,924.9)	(9,172.4)
Loans and financing (a)	(5,323.8)	(1,534.2)
Obligations to FIDC quota holders	(3,348.8)	(4,374.6)
Derivative financial instrument (b)	(6.9)	(16.2)
Adjusted Debt	(19,604.4)	(15,097.4)

Adjusted Net Cash	9,624.0	13,456.5

(a) Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b) Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars.

Accounts Receivable from Card Issuers and Loans Designated at FVPL are accounted for at their fair value in our balance sheet.

As of June 30, 2021, the Company´s Adjusted Net Cash position was R$9,624.0 million compared with R$13,456.5 million on December 31, 2020, a decrease of R$3,832.5 million. The main factors for the decrease were the R$2.5 billion investment in Banco Inter and the R$988.8 million repurchase of our own shares in the semester.

Below, we provide more details on each line item:

•	Cash and Cash Equivalents plus Short-term Investments increased by R$297.2 million, from R$10,575.0 million on December 31, 2020 to R$10,872.2 million on June 30, 2021.

•	Loans and financing plus Obligations to FIDC quota holders increased R$2,763.8 million from R$5,908.8 million on December 31, 2020 to R$8,672.6 million on June 30, 2021 as the company raised its USD500 million inaugural dollar bond, launched its FIDC Soma IV raising R$340 million for the credit operation and raised R$1.7 billion in new CCBs ("Cédula de Crédito Bancário"). At the same time, the Company amortized part of its CCBs and FIDC AR quotas.

•	Accounts Receivable from Card Issuers, net of Accounts Payable to Clients decreased by R$1,162.9 million, from R$7,134.8 million on December 31, 2020 to R$5,971.9 million on June 30, 2021, mainly because of lower use of debt and own capital compared with sale of receivables to commercial banks to fund our operations;

•	Loans Designated at FVPL decreased from R$1,646.7 million on December 31, 2020 to R$1,430.1 million on June 30, 2021, as the Company (i) significantly reduced its disbursement in the quarter amid challenges with the registry of receivables implementation and (ii) recognized a significant downward adjustment to credit portfolio fair value.

As mentioned above in our “Adjusted (non-IFRS) Free Cash Flow” section, we are adapting the way we report credit metrics, so we can be closer to market standards and facilitate the understanding of our credit business by investors. In that context, from the third quarter of 2021 onwards, we will evolve our disclosures regarding Adjusted Net Cash metric.

Other Information

Conference Call

Stone will discuss its second quarter financial results during a teleconference today, August 30, 2021, at 5:00 PM ET / 6:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Other Information

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors. In particular, due to the high level of uncertainty with respect to the duration and scope of the COVID-19 crisis, the quantification of impacts on our financial and operating results cannot be reasonably estimated at this time.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash Provided by / (Used in) Operating Activities, Adjusted Net Cash Provided by (Used in) Financing Activities, Free Cash Flow and Adjusted Free Cash Flow, Adjusted Net Cash / (Debt) and Adjusted Pre-Tax Margin.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) unusual income and expenses and (5) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Net Cash Provided by/ (Used in) Operating Activities, in order to provide an additional view of cash flow from operations without the effect of funding decisions related to our financial solutions, that include prepayment business and credit solutions. Stone has presented Adjusted Free Cash Flow metric, which has limitations as it omits certain components of the overall Cash Flow Statement and does not represent the residual cash flow available for discretionary expenditures. For example, this metric does not incorporate the portion of payments representing principal reductions of debt or cash payments for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flows measures only as a complement to our entire consolidated Statements of Cash Flows.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers, Loans Designated at FVPL and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment and credit operations.

Unaudited Consolidated Statement of Profit or Loss

Table 9: Unaudited Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	2Q21	2Q20	1H21	1H20
Net revenue from transaction activities and other services	359.2	227.5	677.5	454.8
Net revenue from subscription services and equipment rental	152.9	80.4	292.8	173.6
Financial income	40.0	326.6	408.8	685.9
Other financial income	61.3	32.9	102.0	69.9
Total revenue and income	613.4	667.4	1,481.1	1,384.1
Cost of services	(302.4)	(198.7)	(542.1)	(348.7)
Administrative expenses	(121.8)	(89.9)	(239.5)	(163.9)
Selling expenses	(223.2)	(114.7)	(385.9)	(226.5)
Financial expenses, net	(157.6)	(62.6)	(250.1)	(211.0)
Other income (expenses), net	777.0	(40.1)	735.5	(43.6)
Loss on investment in associates	(2.8)	(1.5)	(6.4)	(2.8)
Profit before income taxes	582.6	159.8	792.6	387.8
Income tax and social contribution	(56.6)	(36.2)	(108.3)	(105.5)
Net income for the period	526.0	123.6	684.3	282.2

Unaudited Consolidated Balance Sheet

Statement

Table 10: Unaudited Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	30-Jun-21	31-Dec-20
Assets
Current assets	30,555.6	29,274.8
Cash and cash equivalents	5,872.7	2,447.0
Short-term investments	4,999.6	8,128.1
Accounts receivable from card issuers	16,896.9	16,307.2
Trade accounts receivable	1,412.4	1,415.9
Financial assets from banking solution	842.7	714.9
Recoverable taxes	90.3	56.4
Prepaid expenses	115.8	67.7
Derivative financial instruments	40.8	43.1
Other assets	284.4	94.7

Non-current assets	6,262.0	2,473.8
Trade accounts receivable	168.5	382.1
Receivables from related parties	9.2	7.2
Deferred tax assets	225.6	138.7
Prepaid expenses	234.8	51.2
Other assets	103.2	85.6
Long-term investments	3,340.4	0.0
Investment in associate	68.5	52.0
Property and equipment	972.1	717.2
Intangible assets	1,139.8	1,039.9

Total Assets	36,817.5	31,748.7

Liabilities and equity
Current liabilities	15,698.8	13,380.4
Deposits from banking customers	781.2	576.1
Accounts payable to clients	10,921.6	9,172.4
Trade accounts payable	215.9	180.5
Loans and financing	2,504.0	1,184.7
Obligations to FIDC quota holders	969.4	1,960.1
Labor and social security liabilities	161.0	173.1
Taxes payable	128.9	106.8
Derivative financial instruments	6.9	16.2
Other liabilities	10.1	10.4

Non-current liabilities	5,967.9	3,376.3
Accounts payable to clients	3.4	0.0
Loans and financing	3,013.5	524.4
Obligations to FIDC quota holders	2,379.4	2,414.4
Deferred tax liabilities	170.4	61.1
Provision for contingencies	8.4	10.2
Labor and social security liabilities	80.8	81.3
Other liabilities	311.9	285.0

Total liabilities	21,666.7	16,756.6

Equity attributable to owners of the parent	15,070.3	14,853.5
Issued capital	0.1	0.1
Capital reserve	14,441.5	13,479.7
Treasury shares	(1,675.1)	(76.4)
Other comprehensive income	161.3	(5.0)
Retained earnings	2,142.5	1,455.0

Non-controlling interests	80.6	138.6

Total equity	15,150.9	14,992.0

Total liabilities and equity	36,817.5	31,748.7

Unaudited Consolidated Statement of Cash Flows

Table 11: Unaudited Consolidated Statement of Cash Flows

Cash Flow (R$mm)	2Q21	2Q20	1H21	1H20
Net income for the period	526.0	123.6	684.3	282.2

Adjustments on Net Income:
Depreciation and amortization	97.4	63.2	181.8	123.4
Deferred income tax and social contribution	34.8	43.4	23.7	35.2
Loss on investment in associates	2.8	1.5	6.4	2.8
Interest, monetary and exchange variations, net	(221.8)	55.1	(491.5)	56.7
Provision for contingencies	1.7	0.7	3.4	1.7
Share-based payments expense	29.0	0.6	51.2	7.7
Allowance for expected credit losses	10.5	11.3	18.8	21.0
Loss on disposal of property, equipment and intangible assets	29.1	2.5	39.4	14.3
Loss on sale of subsidiary	12.7	0.0	12.7	0.0
Fair value adjustment in financial instruments at FVPL	(151.1)	(12.5)	76.2	(5.1)
Fair value adjustment in derivatives	(36.5)	(26.0)	(4.8)	20.7
Remeasurement of previously held interest in subsidiary acquired	(12.0)	(3.0)	(12.0)	(3.0)

Working capital adjustments:
Accounts receivable from card issuers	(1,533.5)	(271.2)	(555.4)	1,263.5
Receivables from related parties	1.1	15.1	(0.6)	7.7
Recoverable taxes	(39.8)	(26.7)	(44.0)	(75.1)
Prepaid expenses	9.3	(1.1)	(231.7)	(107.4)
Trade accounts receivable, banking solutions and other assets	199.4	(216.0)	(132.6)	(509.4)
Accounts payable to clients	2,078.6	1,026.7	962.8	(301.1)
Taxes payable	31.1	96.9	96.0	173.6
Labor and social security liabilities	(36.5)	5.2	(14.8)	14.2
Provision for contingencies	(5.2)	(0.2)	(5.3)	(1.6)
Other Liabilities	(4.2)	24.6	42.5	13.4
Interest paid	(42.6)	(55.0)	(89.1)	(110.3)
Interest income received, net of costs	366.1	311.5	684.9	661.1
Income tax paid	(24.3)	(49.3)	(69.2)	(102.5)

Net cash provided by operating activity	1,322.2	1,121.3	1,233.0	1,483.8

Investing activities
Purchases of property and equipment	(190.3)	(90.8)	(524.7)	(181.0)
Purchases and development of intangible assets	(34.2)	(20.5)	(76.3)	(42.5)
Acquisition of subsidiary, net of cash acquired	(9.5)	(57.4)	(9.5)	(57.4)
Sale of subsidiary, net of cash disposed of	(0.0)	0.0	(0.0)	0.0
Proceeds from short- and long-term investments, net	3,371.3	1,619.3	3,157.5	2,220.5
Acquisition of equity securities	(2,480.0)	0.0	(2,480.0)	0.0
Disposal of short-term investments - equity securities	209.3	0.0	209.3	0.0
Proceeds from the disposal of non-current assets	0.0	4.8	0.1	4.8
Acquisition of interest in associates	(2.9)	(12.9)	(38.6)	(7.5)

Net cash provided by investing activities	863.7	1,442.6	237.9	1,937.1

Financing activities
Proceeds from borrowings	4,176.4	567.7	5,285.4	3,456.8
Payment of borrowings	(1,148.2)	(1,217.1)	(1,508.2)	(4,087.1)
Payment to FIDC quota holders	(810.0)	(616.6)	(1,620.0)	(1,116.6)
Proceeds from FIDC quota holders	336.3	0.0	584.2	0.0
Payment of leases	(13.1)	(8.3)	(45.2)	(14.5)
Repurchase of shares	(756.7)	(28.8)	(988.8)	(76.3)
Acquisition of non-controlling interests	(0.3)	(0.3)	(0.6)	(0.5)
Transaction with non-controlling interests	0.0	0.0	230.5	0.0
Dividends paid to non-controlling interests	(0.9)	0.0	(0.9)	0.0
Cash proceeds from non-controlling interest	0.0	0.0	0.9	230.5

Net cash provided by (used in) financing activities	1,783.3	(1,303.3)	1,937.2	(1,607.7)

Effect of foreign exchange on cash and cash equivalents	39.9	(2.4)	17.5	(4.7)

Change in cash and cash equivalents	4,009.2	1,258.2	3,425.7	1,808.4

Cash and cash equivalents at beginning of period	1,863.5	1,518.6	2,447.0	968.3
Cash and cash equivalents at end of period	5,872.7	2,776.8	5,872.7	2,776.8

Glossary of Terms

•	“ABC Platform”: integrated financial platform including our acquiring, banking and credit solutions in a single interface.

•	“Active Clients (ex-TON)”: refers to Stone SMBs, Pagar.me SMBs and Pagar.me key accounts clients. Does not include TON micromerchants. Considers clients that have transacted at least once over the preceding 90 days.

•	“Active Clients - Financial Operating System for SMBs”: refers to Stone SMBs, Pagar.me SMBs and TON micromerchants. Considers clients that have transacted at least once over the preceding 90 days, except for TON active clients which considers clients that have transacted once in the preceding 12 months.

•	“Banking Money-In Volumes”: includes money-in volumes from TED, PIX, boleto issuance and TPV from other acquirers settled in the Stone account.

•	“Banking Money-Out Volumes”: Includes Pix Out, wiretransfers, bill payments, boletos paid, withdrawals, recharge and others.

•	“Coronavoucher”: government financial aid program created amid COVID, targeting the most vulnerable part of the population as autonomous and informal workers and people without income.

•	“Financial Operating System for SMBs”: refers to our payments and financial services business serving bricks-and-mortar SMBs with Stone product, Pagar.me SMB online product and micromerchants in TON. Includes money-in, money-out and working capital solutions, including digital banking, credit and online checkout.

•	“Heavy Users”: Stone SMB clients that are active in payments, banking and credit solutions at the same time. Active clients are clients that have transacted at least once over the preceding 90 days.

•	“Offline SMBs”: Brick-and-mortar SMBs, mostly served through our hub operations.

•	“Online SMBs”: Online SMBs at Pagar.me.

•	“Pagar.me Fintech-as-a-Service” or “Pagar.me FaaS” or “Pagar.me key accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature ecommerces and digital platforms, commonly delivering financial services via APIs.

•	“Pagar.me SMBs”: refers to SMB clients with our online payments solutions.

•	“SMBs”: from now on, when we refer to SMBs, we will be referring to the combination of our Stone SMBs, Pagar.me SMBs and TON micromerchants.

•	“Software Workflow Tools”: refers to our software ecosystem with solutions in different verticals for all sizes of clients.

•	“Stone SMBs”: refers to SMB clients with our brick-and-mortar solutions, being the vast majority served through the Stone hubs.

•	“Take Rate”: Total Revenue and Income minus Other Financial Income, divided by TPV.

Glossary of Terms

•	“TON”: refers to our solution for micromerchants.

•	“TON Active Client Base”: refers to clients that have transacted with TON at least once over the preceding 12 months.

•	“Total Account Balance”: accounts balance from our brick-and-mortar SMBs at Stone, our online SMBs at Pagar.me and our micromerchants under TON.

•	“TPV”: Total Payment Volume. Up to the fourth quarter of 2020, refers to processed TPV. From the first quarter of 2021 onwards, reported TPV figures consider all volumes settled by StoneCo.

2Q21 highlights

Gross Revenue	Subscription Revenue
R$ 279.3 Million | +13.4% yoy	R$ 241.8 million | +16.3% yoy

Organic growth	Retention Rate
15.1% YoY	98.8%

Linx Core | +16% YoY SUBSCRIPTION REVENUE

Big Retail&Napse: Subscription Revenue (SR) grew 11% YoY
Food Delivery Platform: SR grew 158% YoY | customer base increased 120% YoY
Core Mid&Large: SR grew 12% YoY | 50% of incremental SR originated from Connectivity, Apparel, Car Dealers and Pharma
Small: SR growth of 31% YoY | active clients increased 12% YoY
Linx Franchisees: 460 franchisees as of June 2021 | 38% of new activations in 2Q21, accelerating from 30% in 2Q20

Linx Digital | +26% YoY SUBSCRIPTION REVENUE

Linx Commerce: SR grew +7% YoY and +114% vs 2Q19[1] | GMV growth of +95.5% vs 2Q19[1] | #clients increased 44% YoY
Linx Impulse: SR +27% YoY and +47% vs 2Q19[1] | representing 64% of Linx Digital´s SR
OMNI OMS: acceleration of active stores, +77% YoY | SR grew 41% YoY | 4,700 roll-out stores and 4,300 stores to roll-out
Linx Digital Partners: agencies homologation for selling Linx Digital solutions, 52 partners in 2Q21, +37% vs 1Q21

Linx Pay | +23% YoY SUBSCRIPTION REVENUE

TEF: 68% of the Linx Pay´s SR
Gateway: 5,000 clients using Linx's payment solution for e-commerce
TPV: 3.0x higher vs 2Q20

1.	Considering that we had all brick-and-mortar retail normalized during the 2Q21, it is worth comparing it with the same period of 2019, when we have comparable market variables.

NEW IDC RESEARCH

IDC (International Data Corporation) released its annual study on the Brazilian retail software market, with results for 2020. According to the study, the estimated total addressable market (TAM) reached R$ 11.1 billion, +4.2% vs 2019. Total revenue from retail management software (POS and ERP) in 2020 was R$ 1.7 billion, +11.9% vs. 2019 and a 15.2% penetration of TAM. Linx's market share reached 45.5% in 2020, +20 bps vs 2019 reinforcing its position as the market leader in Brazil, year after year.

In the Brazilian e-commerce solutions market1, also according to IDC, Linx reached 14.3% market share in 2020, +60 bps vs 2019, maintaining its position as the second largest player in the Brazilian market while the first place reached 23.5% market share in 2020. Total revenue from e-commerce solutions in 2020 was R$ 0.9 billion, +26.1% vs 2019 and a 7.9% penetration of TAM. These data are the result of Linx's investment in the continuous improvement of its offerings and adaptation to market trends.

FINANCIAL RESULTS

OPERATING REVENUE

R$ ‘000	2Q21	2Q20	YoY	1Q21	QoQ	1H21	1H20	HoH
Total recurring revenue	243,401	213,130	14.2%	233,221	4.4%	476,622	415,306	14.8%
Subscription revenue	241,761	207,801	16.3%	231,445	4.5%	473,206	404,085	17.1%
Royalties	1,640	5,330	(69.2%)	1,777	(7.7%)	3,416	11,221	(69.6%)
Consulting service revenue	35,859	33,163	8.1%	31,280	14.6%	67,139	68,644	(2.2%)
Gross Operating Revenues	279,261	246,293	13.4%	264,501	5.6%	543,762	483,950	12.4%
Sales taxes¹	(29,186)	(24,468)	19.3%	(27,126)	7.6%	(56,312)	(48,211)	16.8%
Cancellations and rebates	(7,771)	(8,374)	(7.2%)	(6,791)	14.4%	(14,562)	(13,757)	5.9%
Net Operating Revenues	242,303	213,451	13.5%	230,584	5.1%	472,887	421,982	12.1%

1- Includes Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

Subscription revenue reached R$ 241.8 million in 2Q21, representing 86.6% of gross operating revenue, +16.3% vs 2Q20 and +4.5% vs 1Q21. The higher figures exemplify the resilience of the business model based on recurring revenue (SaaS), in addition to the importance of offering an end-to-end platform that guarantees multiple entry points for Linx solutions, something that was intensified with the acceleration of the digital transformation process for retailers since March 2020. We highlight that more than 60% of recurring revenue comes from offers entirely in the cloud.

In 2Q21, the annual organic growth of subscription revenue was 15.1%, accelerating from the 14.0% increase recorded in the previous quarter. This evolution is mainly explained by the positive impact of the continuous acceleration of the digital transformation process, which increases adherence to Linx's end-to-end platform solutions even in the context of COVID-19.

Royalties revenue reached R$ 1.6 million in 2Q21, -69.2% vs 2Q20 and -7.7% vs 1Q21. As in previous quarters, the lower figures are mainly explained by an increased contribution of SaaS offers, with higher decreases from Car Dealers and Service Retail verticals. It is important to note that the new SaaS offers, which generate recurring revenue and are cloud based, do not charge royalties, mostly.

In 2Q21, Total Recurring Revenue reached R$ 243.4 million, +14.2% vs 2Q20 and +4.4% vs 1Q21. In the quarter, Linx Core represented 71.9% of total recurring revenue, while Linx Digital and Linx Pay Hub reached 15.6% and 12.5%, respectively. The positive annual variation of Linx Digital is explained by the continuous demand for solutions that in many cases ensured the continuity of operations for different retailer profiles in the context of COVID-19.

Consulting service revenue reached R$ 35.9 million in 2Q21, +8.1% and +14.6% vs 2Q20 and 1Q21, respectively. The higher figures reflect the increased volume and size of implementation projects mainly concentrated in Linx Digital business during the 2Q21, even in a continuous challenging scenario for retailers.

Deferred short and long-term revenues on the balance sheet (consulting service revenue already billed, but not recognized, given that the service has not yet been provided) totaled R$ 23.2 million at the end of 2Q21. In the following months, as the services are provided, these revenues will be duly recognized.

Operating expenses

R$ ‘000	2Q21	2Q20	YoY	1Q21	QoQ	1H21	1H20	HoH
Net Operating Revenues (NOR)	242,303	213,451	13.5%	230,584	5.1%	472,887	421,982	12.1%
Cost of services (ex-depreciation and amortization)	(68,715)	(51,094)	34.5%	(53,978)	27.3%	(122,693)	(109,053)	12.5%
% NOR	28.4%	23.9%	440 bps	23.4%	490 bps	25.9%	25.8%	10 bps
General and administrative expenses (ex-depreciation and amortization)	(108,404)	(44,377)	144.3%	(47,423)	128.6%	(155,827)	(88,392)	76.3%
% NOR	44.7%	20.8%	2390 bps	20.6%	2420 bps	33.0%	20.9%	1210 bps
Depreciation and amortization	(44,547)	(38,917)	14.5%	(41,692)	6.8%	(86,239)	(75,279)	14.6%
% NOR	18.4%	18.2%	20 bps	18.1%	30 bps	18.2%	17.8%	40 bps
Sales and marketing expenses	(48,519)	(39,088)	24.1%	(44,198)	9.8%	(92,717)	(75,785)	22.3%
% NOR	20.0%	18.3%	170 bps	19.2%	90 bps	19.6%	18.0%	160 bps
Research and development	(35,981)	(25,143)	43.1%	(31,545)	14.1%	(67,526)	(54,695)	23.5%
% NOR	14.8%	11.8%	310 bps	13.7%	120 bps	14.3%	13.0%	130 bps
Other operating revenues (expenses)	(44,768)	(4,260)	950.9%	(7,136)	527.4%	(51,904)	(7,224)	618.5%
% NOR	18.5%	2.0%	1650 bps	3.1%	1540 bps	11.0%	1.7%	930 bps

Note: We detach the account “Depreciation and amortization” from the “Cost of services provided” and “General and administrative expenses”, so they are presented as R$ 68.7 million and R$ 108.4 million in 2Q21, respectively. The same concept was applied in the other compared quarters.

The cost of services (ex-depreciation and amortization) reached R$ 68.7 million in 2Q21, +440 bps as a percentage of NOR compared to 2Q20 and 490 bps higher than 1Q21. These higher figures are mainly explained by (i) third-party costs with Cloud as a consequence of IFRS 16, and (ii) increases in compensation and overtime hours, mainly on Implementation, Support and Infra/IT teams. As a result, gross margin was 71.6% in 2Q21, -450 bps vs 2Q20 and -490 bps vs 1Q21.

General and administrative expenses (ex-depreciation and amortization) showed an increase of 2390 bps and 2420 bps as a percentage of NOR compared to 2Q20 and 1Q21, respectively. These higher figures are mainly explained by the following events linked to Stone´s proposal for Linx: (i) higher level of non-recurring legal and financial advisory expenses, (ii) acceleration of Linx´s stock option plan during the 2Q21, and (iii) talent retention incentives in the period.

Depreciation and amortization expenses reached R$ 44.6 million, stable when compared to the percentage of NOR recorded in 2Q20 and 1Q21.

Sales and marketing expenses, when compared as a percentage of NOR, increased of 170 bps and 90 bps compared to 2Q20 and 1Q21, respectively. These figures are mainly explained by higher commissions and investments in the inbound marketing and commercial team to reinforce the cross-sell of solutions that strengthen Linx´s end-to-end platform. In this context, we reinforced our commercial strategy by ending the quarter with 460 franchisees and 52 partners selling Linx Digital solutions.

Research and development (R&D) expenses, when compared as a percentage of NOR, increased 310 bps and 120 bps vs 2Q20 and 1Q21, respectively. These higher figures are mainly explained by (i) the higher compensation as a consequence of the legal annual wages increase and talent retention initiatives in the period, and (ii) expenses with fringe benefits that were resumed in 4Q20 after being paused since 2Q20 as a temporary measure during the pandemic.

Other net operating expenses increased 1650 bps and 1540 bps as a percentage of NOR in relation to 2Q20 and 1Q21, respectively. These higher figures are mainly explained by non-recurring events: (i) PinPag´s net earn-out reversion and impairment in the quarter considering that operating and financial performance were not achieved in comparison with the targets established in the purchase agreement, and (ii) one-off operational losses in the quarter involving Linx Pay.

In 2Q21, R$ 8.2 million was capitalized as an investment in R&D, +31.9% vs 2Q20. In the quarter, Linx Core represented 80.6% of capitalized R&D, while Linx Digital and Linx Pay reached 8.6% and 10.9%, respectively. The annual increase is mainly linked to the innovation initiatives to adapt Linx's ERPs to the omnichannel concept and consolidate our position as the main supplier of an end-to-end platform, 100% integrated and that allows the retailer to become omnichannel.

NET FINANCIAL RESULT

R$ ‘000	2Q21	2Q20	YoY	1Q21	QoQ	1H21	1H20	HoH
Net financial result	(7,154)	(4,025)	77.7%	(7,904)	(9.5%)	(15,058)	(13,194)	14.1%
Financial revenues	10,273	8,965	14.6%	8,476	21.2%	18,749	21,587	(13.1%)
Financial expenses	(17,427)	(12,990)	34.2%	(16,380)	6.4%	(33,807)	(34,781)	(2.8%)

Net financial result reached -R$ 7.2 million in 2Q21, -R$ 3.1 million vs 2Q20, mainly explained by the negative exchange rate variation on Napse Latam in the period. Compared to 1Q21, the net financial result improved R$ 0.8 million mainly due to the gradual increase in the CDI over the quarter, which increased our financial revenues in the period.

NET INCOME (LOSS)

R$ ‘000	2Q21	2Q20	YoY	1Q21	QoQ	1H21	1H20	Δ%
Net income (loss)	(107,210)	2,802	n.a.	(6,870)	1461%	(114,080)	(6,252)	1724.7%
Net earn-out reversion[1]	(33,468)	(1,037)	n.a.	(235)	n.a.	(33,703)	(1,037)	n.a.
Impairment PinPag[2]	48,079	-	n.a.	-	n.a.	48,079	-	n.a.
Stone Operation Expenses[3]	41,300	-	n.a.	305	n.a.	41,605	-	n.a.
Linx Pay One-Off Operating Losses[4]	20,324	-	n.a.	-	n.a.	20,324	-	n.a.
Stock options plan	13,612	3,063	344.4%	2,938	363%	16,550	3,063	440.4%
Elo´s agreement[5]	9,343	-	n.a.	-	n.a.	9,343	-	n.a.
Cloud adjustments (IFRS 16)[6]	9,249	-	n.a.	-	n.a.	9,249	-	n.a.
Organizational restructuring[7]	-	4,275	n.a.	-	n.a.	-	5,091	n.a.
M&A expenses[8]	-	1,030	n.a.	147	n.a.	147	1,855	(92.1%)
Donation for the Salvando Vidas project[9]	-	1,000	n.a.	-	n.a.	-	1,000	n.a.
NYSE IPO Expenses[10]	-	883	n.a.	-	n.a.	-	1,432	n.a.
Adjusted net income (loss)	1,229	12,016	(89.8%)	(3,715)	n.a.	(2,486)	5,151	n.a.

Observation: The adjustments presented here do not consider the impacts of income tax and social contribution on Net income (loss), they are presented in accordance with the amounts presented in this document for the purpose of comparability. Notes: (1) Of the total purchase price we pay for the acquired companies, a portion is paid through earn-outs, subject to the achievement of financial and operational goals. When these goals are not achieved by the acquired companies, there is a reversal of earn-out in the period. (2) PinPag´s Impairment losses concluded in the quarter. (3) Legal and financial advisory expenses arising from STNE´s proposal for Linx. (4) Linx Pay one-off operating losses linked to Accounts Payable and to Accounts Receivable. (5) A fine charged by Elo as a consequence of terminating the 5-year agreement signed in 2019. (6) Third-party costs with Cloud due IFRS 16. (7) Organizational restructuring carried out in 1H20. (8) Expenses related to the due diligence process of acquired companies. (9) Donation to the BNDES Salvando Vidas project. The amount collected has been applied to the frontline of coping with the pandemic of COVID-19, that is, in the acquisition of material, supplies and protective equipment for doctors, nurses and other health professionals who work in hospitals. (10) Expenses related to Linx's IPO on the NYSE and consultancy to adapt to SOX rules.

EBITDA AND EBITDA MARGIN

R$ ‘000	2Q21	2Q20	YoY	1Q21	QoQ	1H21	1H20	Δ%
Net income (loss)	(107,210)	2,802	n.a.	(6,870)	n.a.	(114,080)	(6,252)	n.a.
(+) Income and social contribution taxes	(8,575)	3,745	n.a.	3,578	n.a.	(4,997)	4,612	n.a.
(+) Net financial result	7,154	4,025	77.7%	7,904	(9.5%)	15,058	13,194	14.1%
(+) Depreciation and amortization	44,547	38,917	14.5%	41,692	6.8%	86,239	75,279	14.6%
EBITDA	(64,084)	49,489	n.a.	46,304	n.a.	(17,781)	86,833	n.a.
Net Operating Revenues	242,303	213,451	13.5%	230,584	5.1%	472,887	421,982	12.1%
EBITDA Margin	(26.4%)	23.2%	n.a.	20.1%	n.a.	(3.8%)	20.6%	n.a.
Net earn-out reversion[1]	(33,468)	(1,037)	n.a.	(235)	n.a.	(33,703)	(1,037)	n.a.
Impairment PinPag[2]	48,079	-	n.a.	-	n.a.	48,079	-	n.a.
Stone Operation Expenses[3]	41,300	-	n.a.	305	n.a.	41,605	-	n.a.
Linx Pay One-Off Operating Losses[4]	20,324	-	n.a.	-	n.a.	20,324	-	n.a.
Stock options Plan	13,612	3,063	344.4%	2,938	363.3%	16,550	3,063	440.4%
Elo´s agreement[5]	9,343	-	n.a.	-	n.a.	9,343	-	n.a.
Cloud adjustments (IFRS 16)[6]	9,249	-	n.a.	-	n.a.	9,249	-	n.a.
Anticipation and assignment of receivables[7]	342	1,588	(78.5%)	2,144	(84.0%)	2,486	2,882	(13.7%)
Organizational restructuring[8]	-	4,275	n.a.	-	n.a.	-	5,091	n.a.
M&A expenses[9]	-	1,030	n.a.	147	n.a.	147	1,855	(92.1%)
Donation for the Salvando Vidas project[10]	-	1,000	n.a.	-	n.a.	-	1,000	n.a.
NYSE IPO expenses[11]	-	883	n.a.	-	n.a.	-	1,432	n.a.
Adjusted EBITDA	44,697	60,291	(25.9%)	51,603	(13.4%)	96,299	101,118	(4.8%)
Adjusted EBITDA margin	18.4%	28.2%	(980 bps)	22.4%	(400 bps)	20.4%	24.0%	(360 bps)

Notes: (1) Of the total purchase price we pay for the acquired companies, a portion is paid through earn-outs, subject to the achievement of financial and operational goals. When these goals are not achieved by the acquired companies, there is a reversal of earn-out in the period. (2) PinPag´s Impairment losses concluded in the quarter. (3) Legal and financial advisory expenses arising from STNE´s proposal for Linx. (4) Linx Pay one-off operating losses linked to Accounts Payable and to Accounts Receivable. (5) A fine charged by Elo as a consequence of terminating the 5-year agreement signed in 2019. (6) Third-party costs with Cloud due IFRS 16. (7) Impact of the anticipation and assignment of receivables offered by Linx Pay Hub, considering that this revenue is allocated to the Financial Result, below EBITDA. (8) Organizational restructuring carried out in 1H20. (9) Expenses related to the due diligence process of acquired companies. (10) Donation to the BNDES Salvando Vidas project. The amount collected has been applied to the frontline of coping with the pandemic of COVID-19, that is, in the acquisition of material, supplies and protective equipment for doctors, nurses and other health professionals who work in hospitals. (11) Expenses related to Linx's IPO on the NYSE and consultancy to adapt to SOX rules.

In this quarter, we had non-recurring expenses totaling R$ 108.8 million, involving: (i) PinPag´s net earn-out reversion and impairment, (ii) legal and financial advisory expenses arising from Stone´s proposal for Linx, (iii) Linx Pay one-off operating losses linked to Accounts Payable and to Accounts Receivable, (iv) the Company's stock option plan, (v) the financial impact as a consequence of terminating the 5-year agreement signed with Elo in 2019, (vi) third-party costs with Cloud due IFRS 16, and (vii) the impact of revenue from anticipation and assignment of receivables offered by the Linx Pay Hub, amount allocated to the financial result. Accordingly, adjusted EBITDA reached R$ 44.7 million in the quarter, -25.9% and -13.4% in relation to adjusted EBITDA in 2Q20 and 1Q21, respectively.

The adjusted EBITDA margin was 18.4% in the quarter compared to 28.2% in 2Q20 and 22.4% in 1Q21. The lower figure is mainly explained by: (i) the higher compensation as a consequence of the legal annual wages increase in the period, (ii) increased talent retention initiatives, (iii) expenses with fringe benefits that were resumed in 4Q20 after being paused since 2Q20 as a temporary measure during the pandemic, and (iv) continuous investment in R&D teams in order to reinforce the portfolio of new offerings, as well as in Sales teams to reinforce the cross-sell strategy.

ATTACHMENT – INCOME STATEMENT

R$ ‘000	2Q21	2Q20	YoY	1Q21	QoQ	1H21	1H20	Δ%
Total recurring revenue	243,401	213,130	14.2%	233,221	4.4%	476,622	415,306	14.8%
Subscription revenue	241,761	207,801	16.3%	231,445	4.5%	473,206	404,085	17.1%
Royalties	1,640	5,330	(69.2%)	1,777	(7.7%)	3,416	11,221	(69.6%)
Consulting service revenue	35,859	33,163	8.1%	31,280	14.6%	67,139	68,644	(2.2%)
Gross operating revenues	279,261	246,294	13.4%	264,501	5.6%	543,762	483,951	12.4%
Sales taxes¹	(29,186)	(24,468)	19.3%	(27,126)	7.6%	(56,312)	(48,211)	16.8%
Cancellations and rebates	(7,771)	(8,374)	(7.2%)	(6,791)	14.4%	(14,562)	(13,757)	5.9%
Net operating revenues	242,303	213,451	13.5%	230,584	5.1%	472,887	421,982	12.1%
Cost of services	(85,341)	(65,809)	29.7%	(70,821)	20.5%	(156,162)	(138,645)	12.6%
Gross profit	156,962	147,642	6.3%	159,763	(1.8%)	316,725	283,337	11.8%
Operating expenses	(265,593)	(137,070)	93.8%	(155,151)	71.2%	(420,744)	(271,783)	54.8%
General and administrative expenses	(136,325)	(68,579)	98.8%	(72,272)	88.6%	(208,597)	(134,079)	55.6%
Selling expenses	(48,519)	(39,088)	24.1%	(44,198)	9.8%	(92,717)	(75,785)	22.3%
Research and development	(35,981)	(25,143)	43.1%	(31,545)	14.1%	(67,526)	(54,695)	23.5%
Other operating revenues (expenses)	(44,768)	(4,260)	950.9%	(7,136)	527.4%	(51,904)	(7,224)	618.5%
Income before financial income (expenses) and taxes	(108,631)	10,572	n.a.	4,612	n.a.	(104,019)	11,554	n.a.
Net financial result	(7,154)	(4,025)	77.7%	(7,904)	(9.5%)	(15,058)	(13,194)	14.1%
Financial revenues	10,273	8,965	14.6%	8,476	21.2%	18,749	21,587	(13.1%)
Financial expenses	(17,427)	(12,990)	34.2%	(16,380)	6.4%	(33,807)	(34,781)	(2.8%)
Income (loss) before taxes	(115,785)	6,547	n.a.	(3,292)	n.a.	(119,077)	(1,640)	n.a.
Deferred income and social contribution taxes	11,038	(1,179)	n.a.	(732)	n.a.	10,306	1,528	574.5%
Current income and social contribution taxes	(2,463)	(2,566)	(4.0%)	(2,846)	(13.5%)	(5,309)	(6,140)	(13.5%)
Net income (loss)	(107,210)	2,802	n.a.	(6,870)	n.a.	(114,080)	(6,252)	n.a.

1- Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

GLOSSARY

Delivery app: Personalized delivery through the integration of the establishment's delivery application and its e-commerce platform, offering the consumer an omnichannel experience.

EBITDA: We calculate EBITDA as net income plus: (1) net financial revenue (expense); (2) income tax and social contribution and (3) depreciation and amortization. Therefore, EBITDA serves as an indicator of our overall financial performance, which is not affected by changes in interest rates, income or social contribution, tax rates or levels of depreciation and amortization. Consequently, we believe that EBITDA, when considered in conjunction with other available accounting and financial information, serves as a comparative tool to measure our operating performance, as well as to guide certain administrative decisions. We believe that EBITDA provides the reader with a better understanding not only of our financial performance, but also of our ability to pay interest and principal on our debt and incur additional debt to finance our investments and working capital. We calculate EBITDA and EBITDA margin in accordance with CVM rules. For the sake of comparability, in Adjusted EBITDA, we highlight EBITDA non-recurring expenses in the period.

Gateway: online gateway for payments in e-commerce.

Payment Link: Enables retailers to offer customers a secure link to pay for their purchases via messaging applications. The tool is fully integrated with the retailer's POS, eliminating the need for a website to make non-face-to-face sale.

Linx Digital or Digital: convergence of all channels used by the company with its customer, integrating the customer experience between online and offline world. In the case of Linx, it concentrates Linx Omni (OMS), Linx Commerce (the e-commerce platform) and Linx Impulse (search, recommendation, reengagement and retargeting tools).

Linx Pay Hub, Pay Hub or financial services: it involves initiatives such as TEF, Linx Pay (sub-acquiring), Linx Antecipa (anticipation and assignment of receivables), QR Linx, and new products aligned to the strategic positioning of Linx in this area.

EBITDA margin: we calculate the EBITDA margin by dividing EBITDA for the period by net operating revenue for the same period.

OMS: by using Linx Omni OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located. Our OMS product offers multi-channel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers that decreases inventory shortage, generates more consumer traffic and increased sales. Our OMS product is divided into two modules:

• Omni OMS: A smart cloud-based suite of communication channels facilitates the interaction between business operations and applicable tax and accounting regulations. The Omni OMS module is responsible for integrating all systems associated with the OMS, such as the retailer's ERP, customer service, logistics, ecommerce platform and mobile solutions, among others.

• Omni in-store: This module is connected to a brick and mortar store's POS software, helping transform the store into a distribution center. The instore module allows the store operator to confirm that a customer has placed an order and monitor the necessary steps to ship or reserve the product, including choice of packaging, labeling, separation for pickup and interaction with the carrier for delivery, among others.

Through our OMS product, retailers can manage the following functionalities: ship from store, ship to home, ship to store, pick-up in store, click & collect, return in store, showrooming.

Consulting service revenue: revenue from implementation services of our solutions, including installation, customization, training and other services related to our products. These revenue components are characterized by their one-time or non-recurring nature. Consulting service revenue are recognized on our statement of income when delivered, in the case of installation, customization and training. If the amount billed exceeds the services performed for any given period, the difference is presented as deferred revenues on the statement of financial position.

Total recurring revenue: comprises revenue from monthly subscription fees that we charge our customers (1) for using our software; and (2) the fees we charge for ongoing technical support, helpdesk services, software hosting services, support teams and connectivity services. The fees in (1) and (2), above, are charged together in a single contract, with an average duration of twelve months, subject to automatic renewal, Subscription-related revenues are non-refundable and are paid monthly. Subscription revenues are reported as they are performed, beginning on the date the service is made available to customers and all other income recognition criteria have been identified. Subscription revenues for services made available to customers in 2017 and 2016 have been recognized since the beginning of the service. Since the adoption of IFRS 15, the fee is recognized over the average time the service is offered to the customer. Most of the revenue derives from customers' monthly use of services.

SaaS (Software as a Service): cloud-based solutions that have a recurring subscription revenue model. Examples of SaaS solutions include ERP software in the cloud, Electronic Funds Transfer (TEF), Electronic Fiscal Receipt (NFC-e), OMS, advertising and re-engagement.

Customer retention rate: the rate at which billings from existing subscribed customers at the beginning of the period continue as billings during the end of such applicable period not adjusted for (x) any increases or decreases in billings for pricing changes or (y) additional products or services provided to these existing subscribed customers.

TEF: electronic funds transfer is a middleware between POS (point of sale) software and the retail acquirer that allows our customers to direct credit and debit card transactions to their merchant acquirer of choice (credit and debit card processor), among other functionalities. This electronic payment solution is also fully integrated with our ERP (Enterprise resource planning) software. Through TEF, we have a unique opportunity to capture a significant volume of debit and credit card transactions pass through the cloud gateways managed by Linx. We actively seek to expand our electronic payment mechanisms. With the increase in debit and credit card transactions, as well as the adoption of cloud-based software, the importance of and demand for these solutions has increased. We offer TEF services as a complementary solution to our software solutions and our primary strategy is on cross-selling to our existing customer base. Customers using our TEF solutions may experience improved performance, stability and availability of our other software solutions.

Forward-looking statements

This earnings release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, priorities, plans or intentions. Forward-looking statements in this release include, but are not limited to, statements regarding our future profitability and timing for profitability, our future financial and operating performance, including our outlook for the full year of 2020, demand for our products and services and the markets in which we operate and the future of our industry. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks regarding our ability to forecast our business, our competition, fluctuations in the markets in which we operate, our ability to attract and retain customers and our partner relationships. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission (“SEC”). The forward-looking statements in this release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements, except as required by law.